UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 000-25867

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Nautilus, Inc.
401(k) Savings Plan
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Nautilus, Inc.
16400 S.E. Nautilus Drive
Vancouver, Washington 98683

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NAUTILUS, INC. 401(k) SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Nautilus, Inc. 401(k) Savings Plan
Vancouver, Washington

We have audited the accompanying statement of net assets available for benefits of the Nautilus, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of Nautilus, Inc. 401(k) Savings Plan as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Plan adopted the provisions under ASC 962 Plan Accounting - Defined Contribution Pension Plans (ASU 2010-25) which require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued interest.

/s/ Perkins & Company, P.C.

Portland, Oregon
June 29, 2011

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
Nautilus, Inc. 401(k) Savings Plan
Vancouver, Washington
We have audited the accompanying statement of net assets available for benefits of the Nautilus, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Portland, Oregon
June 28, 2010

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NAUTILUS, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	As of December 31,
	2010	2009
ASSETS
Investments, at fair value (Note 4)	$14,680,470	$16,977,374
Notes receivable from participants	155,073	168,801
Contributions receivable from employees	36,093	51,045
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	14,871,636	17,197,220
Adjustment from fair value to contract value for T. Rowe Price Stable Value Fund (Note 5)	(44,801)	(43,882)
NET ASSETS AVAILABLE FOR BENEFITS	$14,826,835	$17,153,338

See accompanying notes to financial statements.

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NAUTILUS, INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	Year ended December 31,
	2010	2009
ADDITIONS
Investment income:
Net appreciation in fair value of investments (Note 4)	$1,633,294	$3,629,257
Interest and dividends	320,504	372,538
Net investment income	1,953,798	4,001,795
Interest income on notes receivable from participants	6,682	8,663
Contributions:
Participants	1,311,270	1,946,745
Employer	—	305,456
Rollover contributions	3,610	64,354
Total contributions	1,314,880	2,316,555
DEDUCTIONS
Benefits paid to participants	(5,592,863)	(3,542,994)
Administrative expenses	(9,000)	(8,179)
NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(2,326,503)	2,775,840
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	17,153,338	14,377,498
End of year	$14,826,835	$17,153,338

See accompanying notes to financial statements.

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NAUTILUS, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.    DESCRIPTION OF PLAN

The following description of the Nautilus, Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a complete description of the Plan's provisions.

General - The Plan is a defined contribution 401(k) plan maintained for the benefit of all eligible employees of Nautilus, Inc. (the “Company” or “Nautilus”). The Plan was established effective January 1, 1999, and contributions to the Plan began on March 4, 1999. The Plan was amended on January 1, 2006 to comply with the Employee Retirement Income Security Act of 1974 (“ERISA”) and to standardize operating procedures.
Effective April 18, 2009, the Plan was amended to fully vest employer matching contributions for eligible employees who were either active on April 18, 2009 or terminated on or after July 24, 2008 and before April 18, 2009.

Effective April 19, 2009, the Plan was amended to terminate employer matching contributions.

Eligibility - The Plan is available to all full-time employees of the Company who are age 18 or older. The Plan is subject to the provisions of ERISA.

Trustee -T. Rowe Price Trust Company (“T. Rowe Price” or “TRP”) is the Plan's trustee and holds all investments of the Plan.

Administration of the Plan - The Company is the named fiduciary and administrator of the Plan, as well as the plan sponsor, as defined by ERISA. The Company has contracted with T. Rowe Price to provide record keeping services with respect to the Plan.

Contributions - Participants may voluntarily contribute between 1% and 75% of their eligible compensation. Employee contributions were limited to $16,500 in 2010 and 2009, as prescribed by the Internal Revenue Code (“IRC”). Participants may also contribute amounts representing distributions from other qualified defined contribution plans. After tax contributions are not permitted by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to limitations of the IRC.
Matching contributions are subject to certain limitations by the Plan. Through and including April 18, 2009, the Company contributed and allocated to each eligible participant matching contributions equal to (i) 100% of the first 1% of the participant's elective deferral and (ii) 50% of elective deferrals in excess of 1% up to a maximum of 6%. Effective April 19, 2009, the Plan was amended to terminate employer matching contributions.

Investment Options - Participants direct the investment of their contributions and the Company's matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Nautilus's common stock and mutual funds offered through a registered investment company. Participants may not direct more than 20% of their voluntary contributions or transfer more than 20% of their account balance into Nautilus' common stock.

Participant Accounts - A separate account is maintained for each participant. Each account is credited with the participant's and Company's matching contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Generally, vesting in the Company's matching contribution portion of a participant's account, plus actual earnings thereon, is pursuant to the following vesting schedule.

Years of Service:	Vesting Percentage
Less than 1	—%
1	25%
2	100%

Effective April 18, 2009, the Plan was amended to fully vest employer matching contributions for eligible employees who were either active on April 18, 2009 or terminated on or after July 24, 2008 and before April 18, 2009.

Payment of Benefits - Upon termination of service, a participant may receive (i) a lump-sum distribution equal to his or her vested account value, (ii) elect to maintain his or her account in the Plan until a future date, or (iii) elect to receive distributions in the form of installment payments.

Forfeitures - Forfeited non-vested balances are used to reduce future employer matching contributions. As of December 31, 2010 and 2009, forfeited non-vested balances totaled $24,586 and $19,202, respectively. The Company's employer matching contributions in the years ended December 31, 2010 and 2009 was reduced by $0 and $36,725, respectively, from forfeited non-vested balances.

Notes Receivable from Participants - The Plan allows participants to borrow from their accounts in amounts ranging from a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Only one loan per participant may be outstanding at any one time. Terms of all loans (other than primary residence loans) are five years. Primary residence loans are limited to fifteen years. Interest rates are based on the Wall Street Journal's Prime Rate published on the prior business day plus 1%. Loans outstanding as of December 31, 2010 bear interest at rates ranging from 4.25% to 7.00% Loan repayments will be made via payroll deduction on a bi-weekly basis and will be reinvested according to the participant's investment allocation in effect at the time of the loan repayment. Loans are due in full 90 days from the date of a participant's termination of employment with Nautilus.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition - The Plan's investments are generally stated at fair value. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.
The Company's common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year.
The Stable Value Fund (see Note 5) is comprised of investment contracts which are stated at fair value (determined based on the net asset value of its underlying investments) and included as a component of investments in the statements of net assets available for benefits; the adjustment from fair value to contract value is reported in a separate line in the statements of net assets available for benefits. The statement of changes in net assets available for benefits is presented on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions in accordance with the terms of the Plan document.

Benefit Payments - Benefit payments are recorded when the funds are distributed.

Administrative Expenses - Generally, administrative expenses are paid by the Company, except for a nominal annual record-keeping fee charged to terminated employees.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan allows for investment in various securities including mutual funds, common/collective trust funds and the Company's common stock. Investment securities are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect (i) participant's account balances and (ii) the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Reclassifications - Participant loans, previously included in investments, have been reclassified as notes receivable in the statements of net assets available for benefits. Interest income on participant loans, previously included in investment income, and administrative expenses, previously included in benefits paid to participants, have been reclassified as separate components in the statements of changes in net assets available for benefits.
New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, Fair Value Measurements and Disclosures ("ASU 2010-16"), which amends Accounting Standards Codification ("ASC") 820, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan does not expect the full adoption of ASU 2010-06 to have an impact on the financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting - Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Benefit Plans ("ASU 2010-25"). ASU 2010-25 was codified into ASC 962 and amends this ASC to require participant loans to be classified as notes receivable from participants and measured at their unpaid principal balances plus any accrued but unpaid interest. Participant loans had historically been classified as investments and measured at fair value in a plan's statement of net assets available for benefits. The accounting guidance in ASU 2010-25 is effective for years ending after December 15, 2010 and required reclassification for all periods presented. Accordingly, participant loans are reported as notes receivable in the Plan's statements of net assets available for benefits and the prior year balance has been reclassified to conform to the current year presentation.

3.    FAIR VALUE MEASUREMENTS

Accounting guidance defines fair value as the price that would be received from selling an asset or the cost to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance. The Plan's valuation methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Accounting guidance also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. According to guidance, three levels of inputs may be used to measure fair value:
    Level 1: quoted prices in active markets for identical assets;
    Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets; or
    Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets.
In accordance with the update to ASC 820 (originally issued as FSP 157-4), the following table presents investments measured at fair value, categorized on the basis of the nature and risk, as of December 31, 2010:

	Fair Value as of December 31, 2010
	Level 1	Level 2	Total
Mutual funds:
U.S. small-cap equities	$780,769		$780,769
U.S. mid-cap equities	1,476,351		1,476,351
U.S. large-cap equities	3,251,856		3,251,856
Non-U.S. large-cap equities	1,012,460		1,012,460
Intermediate-term corporate bonds	838,445		838,445
Balanced	5,861,720		5,861,720
Common stock of Nautilus, Inc.	219,370		219,370
Stable Value Fund (Note 5)	—	$1,239,499	1,239,499
Total fair value of investments	$13,440,971	$1,239,499	$14,680,470

The following table presents investments measured at fair value as of December 31, 2009:

	Fair Value as of December 31, 2009
	Level 1	Level 2	Total
Mutual funds:
U.S. small-cap equities	$897,228		$897,228
U.S. mid-cap equities	1,491,134		1,491,134
U.S. large-cap equities	4,297,586		4,297,586
Non-U.S. large-cap equities	1,165,918		1,165,918
Intermediate-term corporate bonds	1,087,393		1,087,393
Balanced	6,282,448		6,282,448
Common stock of Nautilus, Inc.	294,387		294,387
Stable Value Fund (Note 5)	—	$1,461,280	1,461,280
Total fair value of investments	$15,516,094	$1,461,280	$16,977,374

4.    INVESTMENTS
The Plan's investments (including investments purchased and sold as well as held during the year) appreciated (depreciated) in fair value, as determined by quoted market prices, in the years ended December 31 as follows:

	Year ended December 31,
	2010	2009
Mutual funds	$1,639,756	$3,567,527
Nautilus, Inc. common stock	(6,462)	61,730
Net appreciation in fair value of investments	$1,633,294	$3,629,257

The following table presents investments representing 5% or more of the fair value of the Plan's net assets as of December 31:

	As of December 31,
	2010	2009
T. Rowe Price Growth Stock Fund	$1,975,257	$2,706,671
T. Rowe Price Retirement 2030 Fund	1,539,240	1,623,516
T. Rowe Price Retirement 2040 Fund	1,288,283	1,311,563
T. Rowe Price Mid-Cap Growth Fund	1,273,735	1,199,894
T. Rowe Price Stable Value Fund Sch E(*)	1,239,499	1,461,280
T. Rowe Price Balanced Fund	1,183,560	1,435,589
Artio International Equity A	1,012,460	1,165,918
T. Rowe Price Retirement 2020 Fund	1,089,034	1,081,107
PIMCO Total Return Fund	838,445	1,087,393
T. Rowe Price Equity Income Fund	701,057	881,893
Investments that represent less than 5%	2,539,900	3,022,550
Total investments, at fair value	$14,680,470	$16,977,374

(*)    T. Rowe Price Stable Value Fund is stated at fair value. Contract value for this fund is $1,194,698 and $1,417,398 as of December 31, 2010 and 2009, respectively.

5.    STABLE VALUE FUND
The Stable Value Fund (the “Fund”) is a common trust fund sponsored by T. Rowe Price. The Fund invests principally in guaranteed investment contracts (GICs) issued by insurance companies; investment contracts issued by banks (BICs); structured or synthetic investment contracts (SICs) issued by banks, insurance companies and other issuers, as well as the securities supporting such SICs (underlying assets); separate account contracts (SACs); and other similar instruments that are intended to maintain a constant net asset value (NAV) while permitting participant-initiated benefit-responsive withdrawals for certain events (collectively, investment contracts).
The beneficial interest of each participant is represented by units. Fund units may be redeemed on a daily basis to meet benefit payments and other participant-initiated withdrawals permitted by the Plan at the Fund's constant NAV of $1 per unit. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
Limitations on Contract Value Transactions and Circumstances that Impact the Fund - The existence of certain conditions can limit the Fund's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Fund that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the trust or a unit holder, tax disqualification of the trust or a unit holder, and certain trust amendments if the issuer's consent is not obtained.
In addition, issuers of investment contracts have certain rights to terminate a contract and settle at an amount that differs from contract value. For example, certain breaches by the Fund of its obligations, representations or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts also may provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs and SACs also may provide issuers with the right to reduce contract value in the event an underlying investment suffers a credit event or the right to terminate the contract in the event certain investment guidelines are materially breached and not cured.
There is also no guarantee that the Fund will always be able to have SICs in place with respect to its fixed income securities or that it will be able to invest the desired portion of its assets in investment contracts that are fully benefit responsive. In the event a replacement from another issuer cannot be secured, the Fund will have to recognize currently the fair value of certain assets, possibly including the contract and/or underlying assets. These values may be less than contract value and could result in a loss of principal and/or reduction in earnings with respect to unit holders' investment in the Fund. Further, in the case of a SAC, the Fund could experience a delay in accessing the assets in the underlying separate account, which, in turn, could result in a further loss of value or earnings. Similarly, a loss of principal or reduction of earnings could occur as a result of a GIC issuer's bankruptcy or other significant credit event that causes the issuer to not satisfy its payment obligations.
The average yield earned based on the change in the net asset value between the beginning and the end of the year was 3.65% and 4.23% for the years ended December 31, 2010 and 2009, respectively. The average yield earned with an adjustment to reflect the actual interest rate credited to participants was 4.10% and 4.26% for the years ended December 31, 2010 and 2009, respectively.

6.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Plan invests in shares of the Company's common stock, at the direction of the participants, and shares of mutual funds and the Stable Value fund managed by T. Rowe Price. TRP is the trustee and record keeper as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions under U.S. Department of Labor regulations.
7.    INCOME TAX STATUS
The Plan is based on an underlying non-standardized prototype plan. The prototype plan obtained its latest determination letter on March 31, 2008, in which the Internal Revenue Service (“IRS”) stated that the prototype plan, as then designed, was qualified under the applicable requirements of the Internal Revenue Code ("IRC"). The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan meets the criteria for qualification under the IRC, and that, the related trust is tax exempt. Accordingly, no provision for income taxes has been included in the Plan's financial statements.
8.    PLAN TERMINATION
While it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions of ERISA. In the event of total or partial termination of the Plan, participants will become 100% vested in their accounts.
9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
Following is a reconciliation to IRS Form 5500 of net assets available for benefits as of December 31:

	As of December 31,
	2010	2009
Net assets available for benefits	$14,826,835	$17,153,338
Fair value adjustment of fully benefit-responsive investment contracts	44,801	43,882
Net assets available for benefits per IRS Form 5500, at fair value	$14,871,636	$17,197,220
Following is a reconciliation to IRS Form 5500 of changes in net assets available for benefits for the years ended December 31:

	Year ended December 31,
	2010	2009
(Decrease) increase in net assets	$(2,326,503)	$2,775,840
Fair value adjustment of fully benefit-responsive investment contracts	919	58,806
Net (loss) income per IRS Form 5500	$(2,325,584)	$2,834,646

NAUTILUS, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b) Identity of Issue/ (c) Description of Investment	(d) Cost (1)	(e) Current Value
	Mutual Funds:
	Bond Funds
	PIMCO Total Return Fund		$838,445
	Stock Funds
	Artio International Equity A		1,012,460
*	T. Rowe Price Balanced Fund		1,183,560
*	T. Rowe Price Equity Income Fund		701,057
*	T. Rowe Price Equity Index 500 Fund		575,542
*	T. Rowe Price Growth Stock Fund		1,975,257
*	T. Rowe Price Mid-Cap Growth Fund		1,273,735
*	T. Rowe Price Mid-Cap Value Fund		202,616
*	T. Rowe Price Retirement Income Fund		94,306
*	T. Rowe Price Retirement 2010 Fund		182,705
*	T. Rowe Price Retirement 2020 Fund		1,089,034
*	T. Rowe Price Retirement 2030 Fund		1,539,240
*	T. Rowe Price Retirement 2040 Fund		1,288,283
*	T. Rowe Price Retirement 2050 Fund		484,592
*	T. Rowe Price Small-Cap Value Fund		516,972
	Tygh Capital Management Small Cap Growth Fund		263,797
	Total mutual funds		13,221,601
	Common Trust Fund:
*	T. Rowe Price Stable Value Fund Sch E		1,239,499
*	Nautilus, Inc. Common Stock		219,370
	Participant Loans - Interest rates ranging from 4.25% - 7.00%, maturing from 1/22/11 to 11/28/15		155,073
			$14,835,543

*    Denotes a party-in-interest with respect to the Plan.
(1)    Historical cost information is not required for participant-directed investments.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Nautilus, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NAUTILUS, INC. 401(k) SAVINGS PLAN (Name of Plan)

Date: June 29, 2011	By:	/s/ Michael D. Mulholland
Michael D. Mulholland
Chief Financial Officer Nautilus, Inc.

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